Management's Discussion and Analysis

For the three months ended March 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis ("MD&A"), dated May 11, 2010, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. ("Paramount" or the "Company") for the three months ended March 31, 2010 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Certain comparative figures have been reclassified to conform to the current year’s presentation.

This document contains forward-looking information, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the "Advisories" heading in this document concerning such matters.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects.

Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust, now Trilogy Energy Corp. ("Trilogy"), in April, 2005; and (iii) MGM Energy Corp. ("MGM Energy") in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three business segments, established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:     i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units ("COUs") as follows:

•

the Kaybob COU, which includes properties in West Central Alberta;

•

the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

•

the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Fox Drilling Inc. ("Fox Drilling") and Paramount Drilling U.S. L.L.C. ("Paramount Drilling") are included in Strategic Investments.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

All amounts in Management’s Discussion and Analysis are presented in millions of Canadian dollars unless otherwise noted.

FIRST QUARTER HIGHLIGHTS(1)

Three months ended March 31	2010	2009

FINANCIAL
Petroleum and natural gas sales	48.9	40.2
Funds flow from operations	21.6	17.6
per share - diluted ($/share)	0.30	0.27
Net loss	(14.5)	(23.7)
per share - basic and diluted ($/share)	(0.20)	(0.36)
Exploration and development expenditures	66.8	55.5
Investments – market value	341.1	256.2
Total assets	1,133.0	1,139.0
Long-term debt	90.9	138.2
Net debt	117.2	143.0

OPERATIONAL
Sales volumes
Natural gas (MMcf/d)	50.2	51.1
Oil and NGLs (Bbl/d)	3,514	3,398
Total (Boe/d)	11,875	11,912

Net wells drilled	67	16

FUNDS FLOW FROM OPERATIONS PER BOE ($/Boe)
Petroleum and natural gas sales	45.75	37.53
Royalties	(6.51)	(5.05)
Operating expense and production tax	(13.22)	(20.09)
Transportation	(3.82)	(3.50)
Netback	22.20	8.89
Hedging settlements	1.16	10.41
Netback including hedging settlements	23.36	19.30
General and administrative	(3.13)	(4.24)
Interest	(2.50)	(2.42)
Distributions from investments	3.83	5.30
Asset retirement obligation expenditures	(1.07)	(1.54)
Other	(0.31)	–
	20.18	16.40
(1) Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions in the "Advisories" section of this document.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

First Quarter 2010 Overview

Principal Properties

▪

Netback before settlements of financial commodity contracts increased by $14.2 million to $23.7 million in the first quarter of 2010 due primarily to higher sales prices and lower operating costs.

▪

The Kaybob COU drilled five (2.0 net) wells and brought six (3.7 net) wells on production in the quarter.

▪

The Grande Prairie COU drilled five (4.8 net) wells and acquired two (1.8 net) producing wells. Sour gas facility compression at Karr-Gold Creek was doubled to 8 MMcf/d of raw gas capacity.

▪

The Northern COU drilled and completed five (4.9 net) wells in the Cameron Hills area. Production from one of the wells is anticipated in the fourth quarter, the remaining four wells were suspended.

▪

The Southern COU drilled nine (9.0 net) coal bed methane wells, which are expected to be tied-in later in the year, at the completion of the 17 well drilling program. The Southern COU also drilled one (1.0 net) Mannville formation well.

▪

In the United States Paramount operates through Summit Resources Inc. ("Summit"), a wholly owned subsidiary. In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota. Under the agreement, which covers approximately 39,900 net acres of Summit's undeveloped North Dakota lands, the U.S. company has committed to carry out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit's interests in these lands (19,950 net acres). Paramount anticipates that with successful results Summit will be in a position to pursue a significant ongoing drilling and development program in the Bakken play in North Dakota.

Strategic Investments

▪

Paramount completed a 45 well delineation program on its 100 percent owned Hoole Bitumen lease. An updated independent oil sands resource evaluation, incorporating the recent drilling results, is anticipated to be completed during the second quarter.

▪

In May 2010, Paramount agreed to acquire the remaining Class A Shares in Redcliffe Exploration Inc. ("Redcliffe") in a transaction valuing Redcliffe at $68.5 million.

Corporate

▪

Paramount renewed its credit facility in April 2010, with the borrowing base and lender commitments remaining at $125 million.

▪

In April 2010, the Company received approval for a normal course issuer bid ("NCIB") expiring in April 2011, under which Paramount may acquire up to 3,626,476 common shares.

▪

Corporate general and administrative costs decreased 31 percent to $2.7 million from $3.9 million in the first quarter of 2009

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Net Earnings (Loss)

	Q1 2010	Q1 2009
Principal Properties	(15.7)	(21.3)
Strategic Investments	5.5	(5.2)
Corporate	(9.8)	(6.1)
Income and other tax recovery	5.5	8.9
Net Earnings (Loss)	(14.5)	(23.7)

▪

The first quarter 2010 net loss of $14.5 million compared to a net loss of $23.7 million in the first quarter of 2009. The current year loss includes: (i) a lower Principal Properties loss due to higher realized prices, gains due to increases in the fair value of financial commodity contracts and lower operating expenses, partially offset by higher depletion, depreciation and accretion expenses and higher dry hole expenses; (ii) higher Strategic Investment earnings primarily related to the Trilogy investment; and (iii) higher Corporate costs due to higher stock-based compensation expenses.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Q1 2010	Q1 2009
Cash from operating activities	17.7	18.2
Change in operating non-cash working capital	3.9	(0.6)
Funds flow from operations	21.6	17.6
Funds flow from operations ($/Boe)	20.18	16.40

▪

Funds flow from operations in the first quarter of 2010 increased by $4.0 million from the first quarter of 2009 due primarily to the impact of higher realized commodity prices and lower operating costs, partially offset by lower hedging settlements.

Principal Properties

Netback and Segment Loss

	Q1 2010		Q1 2009
		($/boe)		($/boe)
Petroleum and natural gas sales	48.9	45.75	40.2	37.53
Royalties	(7.0)	(6.51)	(5.4)	(5.05)
Operating expense and production tax	(14.1)	(13.22)	(21.5)	(20.09)
Transportation	(4.1)	(3.82)	(3.8)	(3.50)
Netback	23.7	22.20	9.5	8.89
Settlements of financial commodity contracts	1.2	1.16	11.2	10.41
Netback including settlements of financial commodity contracts	24.9	23.36	20.7	19.30
Other Principal Property items (see below)	(40.6)		(42.0)
Segment loss	(15.7)		(21.3)

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Petroleum and Natural Gas Sales

	Q1 2010	Q1 2009	% Change
Natural gas sales	25.2	26.3	(4)
Oil and NGLs sales	23.7	13.9	71
Total	48.9	40.2	22

Petroleum and natural gas sales in the first quarter of 2010 were $48.9 million, an increase of 22 percent from the first quarter of 2009, primarily due to the impact of higher oil and NGLs sales prices.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue are as follows:

	Natural gas	Oil and NGLs	Total
Three months ended March 31, 2009	26.3	13.9	40.2
Effect of changes in prices	(0.6)	9.3	8.7
Effect of changes in sales volumes	(0.5)	0.5	–
Three months ended March 31, 2010	25.2	23.7	48.9

Sales Volumes

	Q1 2010			Q1 2009			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.5	498	3,586	17.7	553	3,500	0.8	(55)	86
Grande Prairie	9.9	1,103	2,751	7.8	795	2,102	2.1	308	649
Northern	12.8	487	2,614	14.0	336	2,660	(1.2)	151	(46)
Southern	9.0	1,426	2,924	11.6	1,714	3,650	(2.6)	(288)	(726)
Total	50.2	3,514	11,875	51.1	3,398	11,912	(0.9)	116	(37)

Natural gas sales volumes decreased to 50.2 MMcf/d in the first quarter of 2010 compared to 51.1 MMcf/d in the first quarter of 2009. The decrease was primarily a result of normal production declines across the Company’s properties, partially offset by production from new wells in the Grande Prairie and Kaybob COUs.

Crude oil and NGLs sales volumes increased to 3,514 Bbl/d in the first quarter of 2010 compared to 3,398 Bbl/d in the first quarter of 2009, primarily as a result of crude oil production increases at Crooked Creek in the Grande Prairie COU and a shorter plant turnaround during 2010 at Bistcho in the Northern COU, partially offset by production declines at the Southern COU’s North Dakota properties.

Average Realized Prices

	Q1 2010	Q1 2009	% Change
Natural gas ($/Mcf)	5.59	5.73	(2)
Oil and NGLs ($/Bbl)	74.78	45.38	65
Total ($/Boe)	45.75	37.53	22

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Q1 2010	Q1 2009	% Change
Natural Gas
AECO (Cdn$/GJ)	5.08	5.34	(5)
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	5.29	4.89	8
Crude Oil
Edmonton par (Cdn$/Bbl)	80.31	48.23	67
West Texas Intermediate (US$/Bbl)	78.79	43.16	83
Foreign Exchange
Cdn$/US$	1.04	1.25	(17)

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Receipts from the settlements of financial commodity contracts were as follows:

	Q1 2010	Q1 2009
Gas contracts	1.2	11.2

At March 31, 2010, Paramount’s outstanding natural gas financial contracts are summarized as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas – AECO Sales	30,000 GJ/d	Fixed - CAD$5.53/GJ	12.1	April 2010 – October 2010
Gas – AECO Purchases	(15,000) GJ/d	Fixed - CAD$3.87/GJ	(0.7)	April 2010 – October 2010
			11.4

Paramount has a long-term physical contract expiring in January of 2011, to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor. At March 31, 2010 the fair value of the contract was a loss of $1.0 million.

Royalties

	Q1 2010	Q1 2009	% Change
Natural gas	1.9	2.1	(10)
Oil and NGLs	5.1	3.3	55
Total	7.0	5.4	30
Royalty rate (%)	14.2%	13.5%

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Natural gas royalties decreased by 10 percent in the first quarter of 2010 compared to the first quarter of 2009 primarily due to lower revenue. Oil and NGLs royalties increased 55 percent compared to the prior year due primarily to higher revenue.

Operating Expense and Production Tax

	Q1 2010	Q1 2009	% Change
Operating expense	13.5	21.0	(36)
Production tax	0.6	0.5	20
Total	14.1	21.5	(34)

Operating expenses decreased by $7.5 million in the first quarter of 2010 compared to the first quarter of 2009, primarily due to lower current year costs in the Northern COU resulting from prior year major maintenance at Cameron Hills, a larger prior year plant turnaround at Bistcho and well suspension activities in 2009 at Liard and Bovie. Operating costs were also lower at various properties due to lower production volumes. First quarter 2010 production tax in the United States increased by $0.1 million due to increased oil and NGLs prices.

Transportation Expense

	Q1 2010	Q1 2009	% Change
Transportation expense	4.1	3.8	8

Transportation expense increased to $4.1 million in the first quarter of 2010 compared to $3.8 million in the first quarter of 2009, primarily as a result of increased tolls. Transportation costs include the expenses of shipping natural gas to sales points in California and the United States East coast.

Other Principal Property Items

	Q1 2010	Q1 2009
Depletion, depreciation and accretion	39.3	30.7
Exploration and dry hole expenses	11.2	1.1
Loss on sale of property, plant and equipment	–	0.3
Commodity contracts – net of settlements	(9.3)	9.8
Other	(0.6)	0.1
Total	40.6	42.0

Depletion, depreciation, and accretion increased to $39.3 million or $36.82 per Boe in the first quarter of 2010 compared to $30.7 million or $28.59 per Boe in the first quarter of 2009. The increase in the per unit depletion rate is primarily due to a change in the pricing methodology used to estimate proved reserves, which was adopted in the fourth quarter of 2009. The depletion rate has also been impacted by high finding and development costs in recent years.

Exploration and dry hole expenses include $8.2 million of costs related to suspended wells drilled in the first quarter of 2010 at Cameron Hills in the Northern COU.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Strategic Investments

	Q1 2010	Q1 2009
Income (loss) from investments	8.7	(4.0)
Drilling operations, net	(0.6)	(0.6)
Stock-based compensation	(2.1)	–
Other expenses	(0.5)	(0.6)
Segment Earnings (Loss)	5.5	(5.2)

Strategic Investments at March 31, 2010 include the following:

•

investments in Trilogy, MEG Energy Corp. ("MEG Energy"), MGM Energy, NuLoch Resources Inc.("NuLoch"), Paxton Corporation ("Paxton") and Redcliffe;

•

oil sands resources at Hoole, situated within the western portion of the Athabasca Oil Sands region, and carbonate bitumen holdings in Northeast Alberta;

•

shale gas holdings in the Horn River and Liard Basins; and

•

three drilling rigs operated by Paramount’s wholly-owned subsidiaries: Fox Drilling in Canada and Paramount Drilling in the United States.

First quarter income from investments in 2010 includes $4.6 million of equity earnings and a dilution gain of $4.1 million. The prior year comparable period includes $2.5 million of equity losses and a dilution loss of $1.5 million.

During the first quarter of 2010, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units.

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy exercises its right to convert the non-voting shares to common shares. As a result of the conversion, Paramount recognized a dilution gain of $4.1 million. As of March 31, 2010 the Company owned 21.0 percent of Trilogy’s equity and approximately 15 percent of its voting shares.

The Company’s investments in other entities are as follows:

	Carrying Value		Market Value(1)
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Trilogy	113.1	104.5	206.0	206.1
MEG Energy	101.8	101.8	101.8	101.8
MGM Energy	5.6	5.9	8.5	12.5
Other(2)	24.8	22.4	24.8	22.5
Total	245.3	234.6	341.1	342.9

(1) Based on the period-end closing price of publicly traded investments and book value of remaining investments.

(2) Includes investments in Redcliffe, NuLoch, Paxton, and other public and private corporations.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Corporate

	Q1 2010	Q1 2009
General and administrative	2.7	3.9
Stock-based compensation	5.6	0.3
Depletion and depreciation	0.2	0.2
Interest and financing charges	2.4	2.6
Foreign exchange	(1.2)	(0.8)
Other (income) expense	0.1	(0.1)
Corporate costs	9.8	6.1

First quarter corporate segment net costs increased $3.7 million to $9.8 million in 2010, compared to $6.1 million in the prior year, primarily due to higher stock-based compensation charges. General and administrative costs decreased primarily due to higher overhead recoveries.

Capital Expenditures

	Q1 2010	Q1 2009
Geological and geophysical	2.9	1.3
Drilling and completions	48.1	37.2
Production equipment and facilities	15.8	17.0
Exploration and development expenditures	66.8	55.5
Land and property acquisitions	13.0	1.2
Proceeds on dispositions and other	–	(0.2)
Principal Properties	79.8	56.5
Strategic Investments	11.0	7.2
Net capital expenditures	90.8	63.7

First quarter exploration and development expenditures were $66.8 million in 2010 compared to $55.5 million in 2009. Current year expenditures were reduced by $3.0 million as a result of the Alberta Drilling Royalty Credit program.

Exploration and development expenditures in the first quarter of 2010 focused on drilling and facility expansion at the Karr-Gold Creek deep gas project in the Grande Prairie COU and drilling Deep Basin wells in the Smoky, Musreau and Resthaven areas in the Kaybob COU. Other expenditures included drilling at Cameron Hills in the Northern COU and drilling coal bed methane wells at Chain in the Southern COU.

During the first quarter of 2010 Paramount acquired a sweet gas and liquids facility with approximately 3.2 MMcf/d of throughput at the Karr-Gold Creek area in the Grande Prairie COU for $8.1 million. In addition to the facilities and infrastructure, mineral rights and two producing wellbores were acquired with approximately 2 MMcf/d of sweet gas and 40 Boe/d of NGL/condensate production.

First quarter Strategic Investments capital expenditures of $11.0 million relate to 45 delineation wells drilled in the Hoole area, where an oil sands evaluation program has been substantially completed for 2010. Other ongoing activities related to this project include collection of baseline environmental information required for a commercial application and the completion of an updated independent oil sands resource evaluation, which is expected in the second quarter.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Wells drilled are as follows:

(wells drilled)	Q1 2010		Q1 2009
	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	19	16	13	8
Oil	2	2	1	1
Oil sands evaluation	45	45	7	7
Dry and abandoned	4	4	-	-
Total	70	67	21	16

 (1) Gross is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and acquiring or disposing of assets.

	March 31, 2010	December 31, 2009	Change
Working capital deficit (surplus)(1)	25.6	(43.5)	69.1
US Senior Notes (excluding unamortized financing fees)	91.6	94.4	(2.8)
Net debt	117.2	50.9	66.3
Share capital	393.5	393.1	0.4
Contributed surplus	3.0	2.9	0.1
Retained earnings	359.4	373.7	(14.3)
Accumulated other comprehensive income	5.0	3.2	1.8
Total Capital	878.1	823.8	54.3

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Working Capital

Paramount’s working capital deficit at March 31, 2010 was $25.6 million compared to a surplus of $43.5 million at December 31, 2009. Working capital at March 31, 2010 includes $56.2 million of cash and cash equivalents and $84.8 million of accounts payable and accrued liabilities, primarily related to the 2010 capital program. The decrease in working capital is primarily due to capital spending, partially offset by funds flow from operations. A principal payment of $1.0 million was made on the drilling rig loan in March 2010.

Paramount expects to finance its 2010 operations, contractual obligations, and capital expenditures from existing cash and cash equivalents, from funds flow from operations, and from borrowing capacity.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Bank Credit Facility

Subsequent to March 31, 2010, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. As of March 31, 2010, no balance was drawn on the credit facility. Paramount had undrawn letters of credit outstanding at March 31, 2010 of $16.1 million that reduce the amount available to the Company under the credit facility.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

US Senior Notes

At March 31, 2010 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($91.6 million).

Share Capital

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB commencing April 13, 2010 for a twelve month period. Under the NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares. No shares have been purchased to May 10, 2010.

At May 10, 2010, Paramount had 72,541,524 Common Shares and 4,204,700 Stock Options outstanding (903,034 exercisable).

Quarterly Information

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Petroleum and natural gas sales	48.9	45.0	36.3	40.2	40.2	54.7	83.5	102.9

Funds flow from operations	21.6	18.8	10.2	13.7	17.6	68.2	40.9	46.3
per share - diluted ($/share)	0.30	0.27	0.15	0.21	0.27	1.01	0.60	0.68

Net earnings (loss)	(14.5)	(46.4)	(25.2)	(2.6)	(23.7)	(150.5)	103.9	(31.9)
per share - basic & diluted ($/share)	(0.20)	(0.67)	(0.38)	(0.04)	(0.36)	(2.23)	1.53	(0.47)

Sales volumes
Natural gas (MMcf/d)	50.2	47.0	49.9	59.1	51.1	53.4	57.3	67.7
Oil and NGLs (Bbl/d)	3,514	3,673	3,733	3,512	3,398	3,298	3,657	3,611
Total (Boe/d)	11,875	11,514	12,046	13,362	11,912	12,202	13,206	14,895

Average realized price
Natural gas ($/Mcf)	5.59	4.85	3.24	4.03	5.73	7.43	8.65	10.54
Oil and NGLs ($/Bbl)	74.78	71.00	62.33	57.83	45.38	60.04	112.64	115.55

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

•

First quarter 2010 earnings include $8.2 million of dry hole expenses and $7.7 million of stock-based compensation charges.

•

Fourth quarter 2009 earnings include $24.3 million of dry hole expenses related to suspended exploratory well costs and a $14.9 million write-down of petroleum and natural gas properties.

•

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

•

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

•

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

•

Fourth quarter 2008 earnings include a $50.7 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

•

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

•

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

Significant Equity Investee

The following table summarizes the assets, liabilities and results of operations of Trilogy. The amounts summarized have been derived directly from Trilogy’s financial statements as at and for the three months ended March 31, 2010 and 2009, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy.

	Trilogy
As at March 31	2010	2009
Current assets	60.1	60.3
Long term assets	946.0	889.0
Current liabilities	86.1	72.5
Long term liabilities	444.9	457.4
Equity	475.1	419.4

Three months ended March 31	2010	2009
Revenue	88.3	60.6
Expenses	61.6	62.3
Tax expense (recovery)	11.3	(7.6)
Net earnings (loss)	15.4	5.9
Shares / Units outstanding, end of period (thousands)	114,998	98,250
Paramount’s equity interest in Trilogy, end of period(1)	21.0%	23.6%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to Trilogy’s assets or revenue, nor does Paramount have any direct or indirect obligation in respect of or liability for Trilogy’s expenses or obligations.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Trilogy had 4.6 million stock options outstanding (1.0 million exercisable) at March 31, 2010 at exercise prices ranging from $4.85 to $12.88 per unit.

Outlook

Paramount's 2010 exploration and development budget remains at $130 million, excluding land purchases and acquisitions. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors. First quarter production of 11,875 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of approximately 13,000 Boe/d.

Subsequent Event

In May, Paramount announced that it had entered into an agreement with Redcliffe to acquire the remaining 82 percent of the issued and outstanding Class A Shares of Redcliffe not already owned for cash consideration of $0.42 per Redcliffe Class A Share, after conversion of all outstanding Class B Shares to Class A Share on a 10-for-1 basis. The purchase price values Redcliffe at approximately $68.5 million, including assumption of Redcliffe’s estimated net debt of approximately $12.5 million at closing. The transaction is subject to Redcliffe shareholder approval.

The transaction will solidify Paramount’s significant Peace River Arch lands targeting the Montney and Nikanassin formations at Karr-Gold Creek and will add to Paramount’s inventory of high quality liquids-rich gas prospects.

The acquired assets include:

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approximately 115,000 (65,000 net) acres of undeveloped land, valued at $30 million by Paramount, of which 48,000 (24,000 net) acres is in proximity to Paramount’s Karr-Gold Creek project;

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approximately 850 Boe/d of production; and

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proved plus probable reserves of 3.35 MMBoe consisting of 2.05 MMBoe of gas and 1.30 MMBbl of oil and NGLs, at December 31, 2009.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Primary elements of the Company’s transition process include:

Project Management

A steering committee has been established to monitor the transition and a project team has been assembled to research, analyze and implement the transition to IFRS. Paramount’s steering committee consists of senior members of management whose responsibilities include the approval of policy recommendations where alternatives are permitted. The project team is continuing to analyze policy changes and disclosure requirements and is actively participating in IFRS peer working groups and attending training courses.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Diagnostic

A diagnostic that identified key differences between existing Canadian GAAP and IFRS, as they relate to the Company, was completed in 2008.

Research and Policy Design

The project team has prepared Company specific draft accounting position papers based on the research conducted, and is engaged in on-going discussions with the Company’s auditors.

Through the diagnostic, the Company identified property plant and equipment as one key difference, among others. Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. The project team has completed the preliminary determination of its cash generating units, which will impact impairment. Prior year’s impairments and depreciation may be required to be calculated on a retroactive basis and be reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for stock-based compensation, translating the monetary balances of foreign subsidiaries denominated in foreign currencies and accounting for available-for-sale investments in private companies carried at cost.

IFRS 1 First-time Adoption of International Financial Reporting Standards provides certain exceptions and exemptions that issuers can elect to adopt at the date of transitions to IFRS. The Company does not expect to apply IFRS 3 Business Combinations retrospectively to past business combinations. Paramount does not expect to apply IAS 21 The Effects of Changes in Foreign Exchange Rates to cumulative translation differences that existed at the date of transition. Paramount continues to evaluate other relevant alternatives available under the adoption standard.

Implementation

This phase includes employee and stakeholder training, approval and implementation of accounting policy changes, implementation of new and changed processes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase will be the focus for 2010 and will include the following key activities:

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Testing and implementation of IFRS information system modifications. The modifications have been tested in a test environment and will be incorporated into systems in the second quarter of 2010, enabling the Company to generate IFRS balances in parallel with Canadian GAAP balances.

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The determination of Paramount’s IFRS policy choices and IFRS 1 elections will be substantially completed in the second half of 2010.

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Preparing the opening balance sheet and the reconciliation from Canadian GAAP to IFRS. Quantification of IFRS impacts on the opening IFRS balance sheet will be completed in the latter half of 2010.

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Drafting IFRS financial statement disclosures. A preliminary draft of Paramount’s IFRS disclosure will be completed in the second half of 2010.

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As the IFRS accounting policies and processes are determined, corresponding changes to internal controls over financial reporting and disclosure controls procedures will be made to ensure controls remain effective.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

Business Activities

Paramount is a reserves-based borrower and changes to the carrying value of its assets are not expected to have a significant impact on the Company’s debt structure or agreements. Paramount’s renewed credit facility agreement incorporates provisions regarding changes in accounting policies, including the adoption of IFRS.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

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expected production volumes;

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planned exploration and development budget;

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budget allocations and capital spending flexibility;

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expected future plans relating to the North Dakota properties;

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capital structure and the flexibility to change future business plans;

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expected drilling programs, well tie-ins, facility expansions, completions, and the timing thereof;

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the agreement to acquire Redcliffe, including obtaining the necessary Redcliffe shareholder approval; and

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timing of receipt of an updated independent oil sands resource evaluation for the Company’s Hoole property.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the uncertainty of estimates and projections relating to future production, costs and expenses;

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the ability to secure adequate product processing, transportation and storage;

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the uncertainty of exploration, development and drilling;

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operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

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the ability to obtain equipment, services, supplies and personnel in a timely manner;

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potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

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risks and uncertainties involving the geology of oil and gas deposits;

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the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

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changes to the status or interpretation of laws, regulations or policies;

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the timing of governmental or regulatory approvals;

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changes in general business and economic conditions;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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failure to obtain necessary Redcliffe shareholder approval;  and

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the effects of weather.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts", "Net Debt" and "Investments – market value", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Investments – market value includes Paramount’s publicly traded investments in Trilogy, MGM Energy, Nuloch, Redcliffe and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount Resources Ltd. │ Management’s Discussion and Analysis│ First Quarter 2010